FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . 0.5
1. Name and Address of Reporting Person* Langstaff, David H.	2. Issuer Name and Tickler or Trading Symbol Veridian Corporation (“VNX”)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) _ Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 1200 South Hayes Street, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year 11/15/02
(Street) Arlington, VA 22202			5. If Amendment, Date of Original (Month/Day/Year) 11/20/02			7. Individual or Joint/Group Filing(Check Applicable Line) X Form filed by One Reporting Person _ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/15/02	11/19/02	I		375 (1)	A	(2)	6,317	I	(3)
								569,419	I	By Argotyche L.P.
								155,252	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)   The Veridian Retirement Savings Plan (the “VRSP”), which holds Company common stock in the Veridian Stock Fund Trust (the “Stock Fund”), uses fund accounting for reporting interests in the Company whereby a unit in the Stock Fund represents a fractional part of a share of common stock.  For purposes of preparing the reporting person's Form 4, filed November 20, 2002, a conversion factor was used that the trustee of the VRSP later determined to be incorrect.  This amendment reflects the correct number of shares held for the benefit of the reporting person by the VRSP using a conversion ratio of one unit in the Stock Fund to 0.750984649 share of common stock.

(2)   The reported securities are included within 500 units of the Veridian Stock Fund Trust purchased by the reporting person for $16.81 per unit (based on the five-day average closing price of Veridian common stock on the New York Stock Exchange during the last five days that the stock fund exchange window was open).  Each unit is the equivalent of 0.750984640 shares of common stock.

(3)   Held by the Veridian Retirement Savings Plan in a separate stock fund within the plan, the Veridian Stock Fund Trust.

	/s/ Jerald S. Howe, Jr. **Signature of Reporting Person Attorney-in-fact	12/18/02 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure